SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Alibaba Group Holding Limited

(Name of Issuer)

Ordinary shares, par value US$0.000025 per share

(Title of Class of Securities)

01609W102**

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

[☐] Rule 13d-1(b)

[☐] Rule 13d-1(c)

[☒] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares, each representing one ordinary share, par value $0.000025 per share. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 12 Pages

CUSIP No. 01609W102	13G	Page 2 of 12 pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SoftBank Group Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Please see response to Item 8
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 635,218,577(1)
	6	SHARED VOTING POWER 116,578,459(1)(2)
	7	SOLE DISPOSITIVE POWER 635,218,577
	8	SHARED DISPOSITIVE POWER 116,578,459(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 751,797,036(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.9%(1)(2)(3)
12	TYPE OF REPORTING PERSON CO

[1]	This figure does not take into account the Voting Agreement described in Item 8.

[2]	This figure includes (a) 15,000,000 ordinary shares owned by SBBM Corporation, a 100% direct subsidiary of SoftBank Group Corp., (b) 15,514,459 ordinary shares owned by SB HP Holdco, a 100% indirect subsidiary of SoftBank Group Corp, and (c) 86,064,000 ordinary shares owned by West Raptor Holdings, LLC, a 100% indirect subsidiary of SoftBank Group Corp.

[3]	Percentage of class is based on 2,513,354,233 shares outstanding as of December 31, 2016.

CUSIP No. 01609W102	13G	Page 3 of 12 pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SBBM Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Please see response to Item 8
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0(1)
	6	SHARED VOTING POWER 15,000,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%(1)(2)
12	TYPE OF REPORTING PERSON CO

[1]	This figure does not take into account the Voting Agreement described in Item 8.

[2]	Percentage of class is based on 2,513,354,233 shares outstanding as of December 31, 2016.

CUSIP No. 01609W102	13G	Page 4 of 12 pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SB HP Holdco
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Please see response to Item 8
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0(1)
	6	SHARED VOTING POWER 15,514,459(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,514,459
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,514,459(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%(1)(2)
12	TYPE OF REPORTING PERSON CO

[1]	This figure does not take into account the Voting Agreement described in Item 8.

[2]	Percentage of class is based on 2,513,354,233 shares outstanding as of December 31, 2016.

CUSIP No. 01609W102	13G	Page 5 of 12 pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON West Raptor Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Please see response to Item 8
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0(1)
	6	SHARED VOTING POWER 86,064,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 86,064,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,064,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%(1)(2)
12	TYPE OF REPORTING PERSON CO

[1]	This figure does not take into account the Voting Agreement described in Item 8.

[2]	Percentage of class is based on 2,513,354,233 shares outstanding as of December 31, 2016.

CUSIP No. 01609W102	13G	Page 6 of 12 pages

Item 1.

(a)       Name of Issuer:

           Alibaba Group Holding Limited

(b)       Address of Issuer’s Principal Executive Offices:

           c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong

Item 2.

(a)       Name of Person Filing:

           This Schedule 13G is being filed jointly by SoftBank Group Corp., SBBM Corporation, SB HP Holdco, and West Raptor Holdings, LLC (collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)       Address of Principal Business Office:

           The address of the principal business office of SoftBank Group Corp. and of SBBM Corporation is 1-9-1 Higashi-shimbashi, Minato-ku, Tokyo 105-7303, Japan. The address of the principal business office of SB HP Holdco is PO Box 1350, Clifton House, 75 Fort Street, Grand Cayman KY1-1108, Cayman Islands. The address of the principal business office of West Raptor Holdings, LLC is 1 Circle Star Way, San Carlos, CA 94070.

(c)       Citizenship:

           See Row 4 of cover page for each Reporting Person.

(d)       Title of Class of Securities:

           Ordinary shares, par value US$0.000025 per share, of the Issuer.

(e)       CUSIP Number:

           01609W102

CUSIP No. 01609W102	13G	Page 7 of 12 pages

Item 3.            Not applicable.

Item 4.            Ownership

           The following information with respect to the ownership of the Common Stock of the Issuer by the person filing this statement is provided as of December 31, 2016:

(a)       Amount Beneficially Owned:

           See Row 9 of cover page for each Reporting Person.

(b)       Percent of Class:

           See Row 11 of cover page for each Reporting Person.

(c)       Number of shares as to which such person has:

           (i)        sole power to vote or to direct the vote:

           See Row 5 of cover page for each Reporting Person.

           (ii)        shared power to vote or to direct the vote:

           See Row 6 of cover page for each Reporting Person. See also response to Item 8 below.

           (iii)        sole power to dispose or to direct the disposition of:

           See Row 7 of cover page for each Reporting Person.

           (iv)        shared power to dispose or to direct the disposition of:

           See Row 8 of cover page for each Reporting Person.

Item 5.            Not applicable.

Item 6.            Not applicable.

CUSIP No. 01609W102	13G	Page 8 of 12 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          See Exhibit 99.2.

Item 8.           Identification and Classification of Members of the Group

          Pursuant to a Voting Agreement entered into on September 18, 2014 by and among the Issuer, Yahoo! Inc., SoftBank Group Corp. (formerly known as SoftBank Corp.), Jack Ma Yun, Joseph C. Tsai and certain other shareholders of the Issuer named on Schedule A thereto (the “Voting Agreement”), the parties thereto have agreed to, among others, (i) certain voting arrangements in favor of director nominees of Lakeside Partners LP (a partnership comprised of members of management of Issuer, Issuer affiliates and/or certain companies with which Issuer has a significant relationship) and SoftBank Group Corp. and (ii) a proxy grant by the Reporting Persons to Jack Ma Yun and Joseph C. Tsai of the voting power of any portion of the Reporting Persons’ shareholdings exceeding 30% of the Issuer’s issued and outstanding ordinary shares, each in accordance with the terms and conditions of the Voting Agreement.

          A copy of the Voting Agreement has been filed by the Issuer with the Securities and Exchange Commission as Exhibit 4.13 to the Issuer’s amended registration statement on Form F-1 filed on September 5, 2014.

          The Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Act with respect to the ordinary shares of the Issuer beneficially owned by the Reporting Persons and the other parties to the Voting Agreement. Assuming such a group is deemed to exist, the members of the group are as follows: (1) Yahoo! Inc. and Altaba Holdings Hong Kong Limited; (2) SoftBank Group Corp., SBBM Corporation, SB HP Holdco and West Raptor Holdings, LLC; and (3) Jack Yun Ma, Joseph C. Tsai, Clara Wu Ming-Hua, APN Ltd., Jack Ma Philanthropic Foundation, JC Properties Limited, Joe and Clara Tsai Foundation Limited, JSP Investment Limited, MFG Limited, MFG II Ltd, Parufam Limited, PMH Holding Limited, Ying Capital Limited and Yun Capital Limited.

Item 9.           Not applicable.

Item 10.         Not applicable.

CUSIP No. 01609W102	13G	Page 9 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

SOFTBANK GROUP CORP.

By:	/s/ Yoshimitsu Goto
Name:	Yoshimitsu Goto
Title:	Executive Corporate Officer

SBBM CORPORATION

By:	/s/ Ippei MIMURA
Name:	Ippei MIMURA
Title:	Director

SB HP HOLDCO

By:	/s/ Jonathan Bullock
Name:	Jonathan Bullock
Title:	Director

WEST RAPTOR HOLDINGS, LLC

By:	/s/ Jonathan Bullock
Name:	Jonathan Bullock
Title:	Director

CUSIP No. 01609W102	13G	Page 10 of 12 pages

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit 99.1 – Joint Filing Agreement	11
Exhibit 99.2 – Item 7 Information	12